Exhibit 17

March 18, 2011

Magnum d'Or Resources, Inc.
2850 W. Horizon Ridge Pkwy.
Suite 200
Henderson, NV 89052

To: The Board of Directors, Trustee, or Governing Body

Gentlemen,

It is with great sadness and regret that I resign my position as the current President and CEO of Magnum d'Or Resources, Inc., Magnum Recycling USA, Inc., Magnum Recyclage, Inc., and Magnum Engineering International, Inc. (the "Company") effective the close of business on Friday, March 18, 2011.

My decision to resign should not be taken as an admission of any wrongdoing or malfeasance on my part whether related to the present inquiry into the Company being conducted by the U.S. Securities and Exchange Commission or otherwise. I hereby reserve my right to seek indemnification from the Company with respect to activities relating to or otherwise during my employment at the Company.

Sincerely,

Joseph J. Glusic 3/18/2011